



# THE CHINA FUND, INC. (CHN)

Asian Direct Capital Management

## IN BRIEF

| | |
|---|---|
| Net asset value per share | US$25.16 |
| Market price | US$29.30 |
| Premium/(discount) | 16.45% |
| Fund size | US$255.1m |

Source: State Street Corporation

| At May 31, 2005 | | US$ returns |
|---|---|---|
| | China Fund NAV % | MSCI Golden Dragon* % |
| One month | -1.5 | 1.9 |
| Year to date | 3.8 | -0.1 |
| One year | 8.1 | 16.3 |
| Three years %pa | 20.3 | 10.2 |

Past performance is not a guide to future returns.
Source: State Street Corporation. NAV-NAV performance.
*Source for index data: MSCI.

## MANAGER'S COMMENTARY

It was a mob scene. Queues of well-heeled couples snaked back and forth around the offices of the Shanghai Property Deeds Exchange Centre. Property brokers subsisted from dawn to dusk on a diet of dry crackers and bottled water. This was the scene on the last day before a new 5% sales tax was to be imposed on properties held for less than two years and the transaction tax on 'luxury property' doubled to 3%. This move to cool speculation in high-end property - successful judging by the sudden fall in prices and transactions in Shanghai - was one of many new policy initiatives in a busy month for the authorities.

An attempt was made to tackle the overhang of non-tradeable shares. These accounted for 68% of shares listed on the domestic A share market, which recently collapsed to an eight-year low. The plan is for companies to compensate existing floating shareholders by giving them additional old shares. Shareholders in the first four companies to test the system will vote in June on whether to accept such compensation, which appears to be about three shares for each 10 held, with lock-up guarantees and sweetened, in some cases, by an additional cash payment. Were this system to be rolled out across the whole market it would effectively mean, for existing holders, that the market is at least 30% cheaper than it appears. We are looking to increase the fund's exposure to this market.

The authorities announced an export tax levy on a large number of textile items, in an attempt to head off protectionist sentiment from trading partners towards the surge in Chinese textile exports (up by 19% year-on-year in the first quarter). This results from the abolition of quotas at the start of the year, which was itself the reward for Chinese concessions on joining the World Trade Organization. When the announcement failed to have the desired effect, the tax levy was abolished. With most of the bad news in the price, we are starting to look at depressed textile stocks again.

Masterly inaction was the response to frenzied speculation about Renminbi revaluation. Our opinion on this thorny issue, for what it's worth, is that with the US dollar and US interest rates now rising, and local inflation low (CPI was only 1.8% in April), the government will not need to revalue the currency. In fact we predict that within three years, the same commentators will be talking about currency devaluation again …

Manufacturers have generally suffered from a margin squeeze over the past couple of years as commodity prices have escalated. It was encouraging, therefore, to see a margin recovery in the first quarter at some food processors such as Want Want and Tingyi. Cereals were about the first commodity to start to fall last autumn. As this has now been followed, in order, by declines in cement, steel and non-ferrous material prices, it points to a more widespread margin recovery for competitive manufacturers in the second half.

In thin May markets, the Chinese indices took different directions. The Hang Seng ended the month flat, in contrast to the commodity-heavy H share index, which is now down by over 11% from its end February high. The A share index fell in a straight line and is now down by over 15% since mid March. The Taiwan index was, for once, an outperformer, clawing its way back to 6,000. But given the good news on cross-strait relations and another MSCI re-weighting, this was little to get excited about. In fact, when you realise that the TAIEX first reached the 6,000 level in 1988, one sympathises with the Ethiopean proverb: "What once seemed a she-lion now looks like a dog."

*Chris Ruffle, Martin Currie Inc*

## INVESTMENT STRATEGY

The fund is now 96.9% invested with holdings in 57 stocks, of which 4 are unlisted.

We were active on the sell side in May. We took profits on Yanzhou Coal ahead of the June listing of Shenhua Coal, which is a larger company with superior prospects. We also took profits on the container maker Singamas, where the rapid fall in steel costs is causing customers to delay orders. As bad news continues to dribble out regarding its Alcatel and Thomson deals, we lost patience with TCL and cut this position. On the buy side, we added to positions in the out-of-favour UTStarcom and the newly listed cell phone designer Techfaith. New positions were established in Bio-Treat, which makes systems for the treatment of wastewater, a huge problem in China, and the depressed Shanghai Semiconductor, on signs of an upturn in the semiconductor cycle.

*Chris Ruffle, Martin Currie Inc*

## DIRECT INVESTMENT MANAGER'S COMMENTARY

In May CDW Holdings Ltd announced its first quarter 2005 results. It reported a 51.7% growth in turnover and 26.9% growth in net profits. These were attributed to the strong demand for its LCD back-light units, mainly for gamebox products, and the robust demand for the company's metal and plastic frames, used in notebook PCs and other IT equipment. Other companies held in the direct investment portfolio have performed satisfactorily.

*KOH Kuek Chiang, Asian Direct Capital Management*

## FUND DETAILS

| | |
|---|---|
| Market cap | US$295.4m |
| Shares outstanding | 10,138,287 |
| Exchange listed | NYSE |
| Listing date | July 10, 1992 |
| Investment adviser | Martin Currie Inc |
| Direct investment manager | Asian Direct Capital Management |

Source: State Street Corporation.

## ASSET ALLOCATION



| | |
|---|---|
| ■ Hong Kong | 57.1% |
| ■ Taiwan | 23.8% |
| ■ Singapore | 0.9% |
| ■ B Shares | 3.2% |
| ■ New York | 2.4% |
| ■ 'A' share access product | 2.6% |
| ■ Direct | 6.9% |
| ■ Other assets & liabilities | 3.1% |

Source: State Street Corporation

## SECTOR ALLOCATION

| | The China Fund, Inc | MSCI Golden Dragon |
|---|---|---|
| Industrials | 21.1% | 12.6% |
| Information technology | 16.4% | 22.9% |
| Consumer discretionary | 14.8% | 7.2% |
| Utilities | 10.3% | 6.5% |
| Consumer staples | 7.9% | 0.6% |
| Telecommunications | 7.5% | 8.0% |
| Materials | 7.3% | 6.4% |
| Financials | 4.6% | 30.1% |
| Healthcare | 3.8% | 0.1% |
| 'A' share access product | 2.6% | - |
| Energy | 0.6% | 5.6% |
| Other assets & liabilities | 3.1% | - |
| **Total** | **100.0%** | **100.0%** |

Source: State Street Corporation. Source for index data: MSCI

## PERFORMANCE   (US$ RETURNS)

| | NAV % | Market price % |
|---|---|---|
| One month | -1.5 | 6.6 |
| Year to date | 3.8 | -10.5 |
| 3 years (annualized) | 20.3 | 32.5 |

Past performance is not a guide to future returns.
Source: State Street Corporation

## DIRECT INVESTMENTS (6.9%)

| | | |
|---|---|---|
| CDW Holdings Ltd | Information technology | 4.3% |
| Captive Finance | Financials | 1.2% |
| Global e Business | Information technology | 1.2% |
| teco Optronics | Information technology | 0.2% |

## 15 LARGEST LISTED INVESTMENTS (46.9%)

| | | |
|---|---|---|
| Chaoda Modern Agriculture | Consumer staples | 5.4% |
| Anhui Expressway | Utilities | 3.7% |
| Xinao Gas | Utilities | 3.6% |
| Taiwan Green Point | Information technology | 3.2% |
| China International Marine | Industrials | 3.2% |
| Weichai Power | Consumer discretionary | 3.2% |
| Shenzhen Expressway | Utilities | 3.0% |
| Synnex Technologies | Consumer discretionary | 3.1% |
| Solomon Systech | Information technology | 3.0% |
| BYD | Industrials | 2.9% |
| Comba Telecom Systems | Telecommunications | 2.9% |
| Merry Electronics | Consumer discretionary | 2.8% |
| TPV Technology | Industrials | 2.5% |
| China Netcom | Telecommunications | 2.3% |
| TCL Multimedia | Consumer discretionary | 2.1% |

Source: State Street Corporation

## FUND PERFORMANCE (BASED ON NET ASSET VALUE)   (US$ RETURNS)

| | One month % | Three months % | Calendar year to date % | One year % | Three years % pa | Five years % pa | Since launch % pa |
|---|---|---|---|---|---|---|---|
| The China Fund, Inc. | -1.5 | -6.4 | 3.8 | 8.1 | 20.3 | 19.5 | 8.1 |
| MSCI Golden Dragon | 1.9 | -1.9 | -0.1 | 16.3 | 10.2 | -0.8 | n/a |
| Hang Seng Chinese Enterprise | -1.2 | -10.6 | -3.2 | 7.0 | 29.3 | 22.1 | n/a |

Past performance is not a guide to future returns.
Source: State Street Corporation. Launch date July 10, 1992. Three year, five year and since launch returns are all annualized.
Source for index data: MSCI for the MSCI Golden Dragon and Copyright 2005 Bloomberg LP for the Hang Seng Chinese Enterprise.

## PERFORMANCE IN PERSPECTIVE



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of May 31, 2005.

## THE CHINA FUND INC. PREMIUM/DISCOUNT



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of May 31, 2005.

## DIVIDEND HISTORY CHART



| | 1993 | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Total** | **0.91** | **0.61** | **0.09** | **0.08** | **0.50** | **0.08** | **0.11** | **0.00** | **0.13** | **0.21** | **1.78** | **3.57** |
| Income | 0.09 | 0.01 | 0.09 | 0.08 | 0.50 | 0.08 | 0.11 | 0.00 | 0.13 | 0.06 | 0.07 | 0.20 |
| Long term capital | 0.04 | 0.24 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.67 | 3.27 |
| Short term capital | 0.79 | 0.36 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.15 | 1.04 | 0.10 |

Past performance is not a guide to future returns.
Source: State Street Corporation.

| Sector | Company (BBG ticker) | Price | Holding | Value $ | % of portfolio |
|---|---|---|---|---|---|
| **Hong Kong** | | | | | **57.1%** |
| Chaoda Modern Agriculture | 682 HK | HK$3.2 | 34,089,900 | 13,913,529 | 5.4% |
| Anhui Expressway | 995 HK | HK$5.3 | 13,938,000 | 9,406,490 | 3.7% |
| Xinao Gas | 2688 HK | HK$5.2 | 13,976,000 | 9,072,816 | 3.6% |
| Weichai Power | 2338 HK | HK$24.7 | 2,536,000 | 8,068,941 | 3.2% |
| Shenzhen Expressway | 548 HK | HK$2.8 | 21,494,000 | 7,805,551 | 3.0% |
| Solomon Systech | 2878 HK | HK$2.9 | 20,698,000 | 7,649,518 | 3.0% |
| BYD | 1211 HK | HK$18.0 | 3,225,000 | 7,441,527 | 2.9% |
| Comba Telecom Systems | 2342 HK | HK$3.6 | 16,118,000 | 7,407,217 | 2.9% |
| TPV Technology | 903 HK | HK$5.0 | 9,968,000 | 6,406,870 | 2.5% |
| China Netcom | 906 HK | HK$10.6 | 4,253,000 | 5,767,873 | 2.3% |
| TCL International | 1070 HK | HK$1.4 | 29,970,000 | 5,393,648 | 2.1% |
| Li Ning | 2331 HK | HK$3.6 | 11,400,000 | 5,312,277 | 2.1% |
| Golden Meditech | 8180 HK | HK$1.5 | 27,900,000 | 5,308,035 | 2.1% |
| Zijin Mining | 2899 HK | HK$1.6 | 24,800,000 | 5,068,934 | 2.0% |
| China Fire Safety | 8201 HK | HK$0.7 | 50,380,000 | 4,403,874 | 1.7% |
| Sinotrans | 598 HK | HK$2.3 | 12,835,000 | 3,753,575 | 1.5% |
| Fountain Set | 420 HK | HK$4.2 | 6,714,000 | 3,646,498 | 1.4% |
| Semiconductor Manufacturing | 981 HK | HK$1.5 | 17,604,000 | 3,417,088 | 1.3% |
| China Travel | 308 HK | HK$2.2 | 10,000,000 | 2,795,935 | 1.1% |
| Ocean Grand Chemicals | 2882 HK | HK$1.2 | 17,379,000 | 2,658,518 | 1.1% |
| Asia Aluminium | 930 HK | HK$0.9 | 23,250,000 | 2,570,332 | 1.0% |
| Natural Beauty Bio-Technology | 157 HK | HK$0.6 | 32,780,000 | 2,401,882 | 0.9% |
| FU JI Food & Catering | 1175 HK | HK$6.4 | 2,844,000 | 2,339,793 | 0.9% |
| Guangshen Railway | 525 HK | HK$2.6 | 7,000,000 | 2,339,587 | 0.9% |
| China Shineway Pharmaceutical | 2877 HK | HK$3.7 | 4,435,000 | 2,066,662 | 0.8% |
| Beiren Printing Machinery | 187 HK | HK$2.2 | 7,000,000 | 1,957,155 | 0.8% |
| China Rare Earth | 769 HK | HK$1.0 | 15,254,000 | 1,921,665 | 0.8% |
| Yanzhou Coal Mining | 1171 HK | HK$6.2 | 1,887,600 | 1,516,554 | 0.6% |
| Asia Zirconium | 395 HK | HK$0.8 | 13,196,000 | 1,374,027 | 0.5% |
| Nanjing Dahe Outdoor Media | 8243 HK | HK$0.2 | 37,500,000 | 1,123,195 | 0.5% |
| Sino Golf | 361 HK | HK$0.8 | 10,303,000 | 1,046,306 | 0.4% |
| Arcontech | 8097 HK | HK$0.1 | 18,386,000 | 236,350 | 0.1% |
| | | | | | |
| **Taiwan** | | | | | **23.8%** |
| Taiwan Green Point | 3007 TT | NT$118.5 | 2,155,749 | 8,192,952 | 3.2% |
| Synnex Technologies | 2347 TT | NT$46.9 | 5,165,604 | 7,769,943 | 3.1% |
| Merry Electronics | 2439 TT | NT$74.3 | 3,012,016 | 7,177,447 | 2.8% |
| Tripod Technology | 3044 TT | NT$55.3 | 2,778,413 | 4,927,718 | 1.9% |
| EVA Airways | 2618 TT | NT$15.6 | 9,400,000 | 4,703,015 | 1.8% |
| Cathay Financial | 2882 TT | NT$60.0 | 2,331,000 | 4,485,568 | 1.7% |
| Fubon Financial | 2881 TT | NT$29.8 | 4,453,952 | 4,256,824 | 1.7% |
| Cheng Shin Rubber | 2105 TT | NT$34.8 | 3,805,974 | 4,247,848 | 1.7% |
| Wintek | 2384 TT | NT$42.3 | 2,421,104 | 3,280,681 | 1.3% |
| Data Systems Consulting | 2447 TT | NT$22.4 | 4,237,987 | 3,044,609 | 1.2% |
| Taiwan FamilyMart | 5903 TT | NT$53.0 | 1,567,231 | 2,663,991 | 1.0% |
| Chicony Electronics | 2385 TT | NT$31.3 | 2,452,152 | 2,461,589 | 1.0% |
| Waffer Technology | 6235 TT | NT$38.0 | 1,900,000 | 2,315,587 | 0.9% |
| Yieh United Steel | 9957 TT | NT$11.7 | 3,500,000 | 1,313,342 | 0.5% |
| | | | | | |
| **Singapore** | | | | | **0.9%** |
| Bio-Treat Technology | BIOT SP | SG$0.6 | 6,389,000 | 2,323,203 | 0.9% |
| | | | | | |
| **B Shares** | | | | | **3.2%** |
| China International Marine | 200039 CH | HK$9.8 | 6,445,390 | 8,128,044 | 3.2% |
| | | | | | |
| **New York** | | | | | **2.4%** |
| China Techfaith Wireless | CNFT US | US$17.4 | 197,700 | 3,439,980 | 1.4% |
| UTStarcom | UTSIE | US$7.4 | 322,000 | 2,369,920 | 0.9% |
| Chindex International | CHDX US | US$5.0 | 69,987 | 347,135 | 0.1% |
| | | | | | |
| **'A' share access product** | | | | | **2.6%** |
| Shenergy Access Product | | US$0.8 | 4,500,000 | 3,424,500 | 1.4% |
| Shanghai Airlines Access Product | | US$0.5 | 7,350,000 | 3,160,500 | 1.2% |
| | | | | | |
| **Direct** | | | | | **6.9%** |
| CDW Holdings Ltd | | | 60,000,000 | 10,841,147 | 4.3% |
| Captive Finance | | | 2,000,000 | 3,045,000 | 1.2% |
| Global e Business | | | 40,000 | 3,042,162 | 1.2% |
| teco Optronics | | | 1,861,710 | 603,550 | 0.2% |
| | | | | | |
| **Other assets & liabilities** | | | | | **3.1%** |

## OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organised outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; and (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

## CONTACTS

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com